Exhibit 8.2

WRITER’S DIRECT DIAL: 717.909.1651

WRITER’S EMAIL: bybel@shumakerwilliams.com

[SHUMAKER WILLIAMS LETTERHEAD]

February __, 2005

Board of Directors
NSD Bancorp, Inc.
5004 McKnight Road
Pittsburgh, Pennsylvania 157237

Re:	Merger of NSD Bancorp, Inc. with and into F.N.B. Corporation

Gentlemen:

     You have requested our opinion in connection with the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated October 14, 2004, by and between F.N.B. Corporation, a Florida corporation (“F.N.B.”) and NSD Bancorp, Inc., a Pennsylvania corporation (“NSD”), pursuant to which NSD will merge with and into F.N.B., which will be the surviving entity (the “Merger”). At the Effective Time of the Merger, each share of NSD Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 1.8 shares of F.N.B. Common Stock, as is provided in Article III of the Merger Agreement. Except with respect to those NSD shareholders who elect to enroll in F.N.B.’s Dividend Reinvestment and Stock Purchase Plan, as provided in Section 3.02 of the Agreement, no fractional shares of F.N.B. Common Stock will be issued. In lieu thereof, shareholders of NSD will, to the extent relevant, receive cash in an amount determined pursuant to Section 3.02 of the Merger Agreement. All shares of NSD Common Stock beneficially held by F.N.B., NSD and any of their subsidiaries at the Effective Time will be cancelled, and no shares of F.N.B. Common Stock or other property will be delivered in exchange therefor.

     This opinion is furnished pursuant to the requirements of Section 7.02(c) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Merger Agreement and its exhibits.

Board of Directors, NSD Bancorp, Inc.
February ___, 2005

     In connection with providing our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the exhibits thereto, and other documents that we deem necessary or appropriate for the individual opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photo static copies, and the authenticity of the latter documents. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon the foregoing documents and upon statements and representations of officers and other representatives of F.N.B. and NSD, including certain written representations of the managements of each of F.N.B. and NSD. The opinions we express are conditioned on the initial and continuing accuracy of the facts, information, and representations contained in the aforesaid documents or otherwise referred to above.

     In preparing our opinion, we have considered applicable provisions of the Code, Treasury regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service (“IRS”), and other authorities that we deem relevant, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of the changes and could significantly modify one or more of the opinions expressed below. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application of the United States federal income tax laws.

     As you are aware, no ruling has been or will be requested from the IRS concerning the United States federal income tax consequences of the Merger. In reviewing this opinion, you should be aware that the opinions set forth below represent our conclusion regarding the application of existing United States federal income tax law to the merger. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), one or more of the opinions contained herein could be inapplicable, in whole or in part. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that we can give no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

Board of Directors, NSD Bancorp, Inc.
February ___, 2005

     Based solely upon the foregoing and upon the assumptions set forth herein, and subject to the qualifications and caveats set forth herein, we are of the opinion that, under present United States federal income tax law, the Merger will constitute a reorganization within the meaning of Code Section 368(a) and F.N.B. and NSD will each be “a party to a reorganization” within the meaning of Code Section 368(b). In addition, no gain or loss will be recognized by NSD by reason of the Merger (except for amounts resulting from any required change in accounting method) and NSD shareholders who receive solely F.N.B. Common Stock (plus any cash in lieu of a fractional share interest in F.N.B. Common Stock) for their shares of NSD Common Stock will not recognize any gain or loss with respect to the F.N.B. Common Stock received (except to the extent of any cash received in lieu of a fractional share interest in F.N.B. Common Stock) and each NSD shareholder’s aggregate tax basis in any shares of F.N.B. Common Stock received in the Merger (including a fractional share interest in F.N.B. Common Stock deemed received and redeemed) will be the same as the aggregate tax basis of the shares of NSD Common Stock that the NSD shareholder surrendered in exchange therefor. Further, each NSD shareholder’s holding period in shares of F.N.B. Common Stock received in the Merger (including a fractional share interest in F.N.B. Common Stock deemed received and redeemed) will, in each instance, include the period during which the shares of NSD Common Stock surrendered in exchange therefor were held, provided that the NSD Common Stock is held as a capital asset at the Effective Time and the payment of cash in lieu of fractional share interests of F.N.B. Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by F.N.B. Gain or loss will be realized and recognized in an amount equal to the difference between the redemption price and the basis of the fractional share of F.N.B. Common Stock deemed surrendered therefor.

     We express no opinion as to the United States federal income tax consequences of the Merger to shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt organizations, persons who hold shares of NSD Common Stock in qualified retirement plans or programs, persons who acquired their shares of NSD

Board of Directors, NSD Bancorp, Inc.
February ___, 2005

Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold shares of NSD Common Stock as part of a hedge, straddle, conversion or constructive sale transaction) or with respect to the conversion of convertible securities. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state, or local laws, or under federal tax laws other than those pertaining to the income tax. This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation that may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this opinion letter in any manner to reflect any facts or circumstances that hereafter come to our attention.

Very truly yours, SHUMAKER WILLIAMS, P.C.